UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless AirPrime® Embedded Module Selected by Lenovo for LTE-Advanced Notebooks, Tablets and 2-in-1s

Industry-leading AirPrime® EM7455 module supports LTE-Advanced network connectivity

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 6, 2016--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced its AirPrime® EM7455 embedded module has been selected by Lenovo to provide fast and reliable LTE-Advanced cellular connectivity in next-generation notebooks, tablets, and 2-in-1s.

The AirPrime® EM7455 is the industry’s first embedded module to support LTE-Advanced – the latest 4G LTE standard aimed at improving network capacity, throughput, and operational efficiency. Designed for mobile computing and enterprise networking, the EM7455 represents the fourth generation of LTE modules from Sierra Wireless. The new AirPrime module is based on the Qualcomm® Snapdragon™ X7 LTE modem, a product of Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated.

“We have been integrating Sierra Wireless modules into our mobile products for more than 10 years and have always relied on the company to deliver leading edge cellular technologies that improve product performance,” said Luis Hernandez, Vice President and General Manager, ThinkPad at Lenovo. “We are continually striving to increase throughput technology to enhance user capability.”

“As the Internet of Things continues to grow and more devices are added to cellular networks, the additional capacity and throughput that LTE-A offers is essential to providing superior mobile computing and M2M communications,” said Fram Akiki, Senior Director of Product Management, Qualcomm Technologies, Inc. “We know this is a priority shared by Sierra Wireless, and we’re pleased to continue our longstanding collaboration to bring LTE-A devices to our customers.”

“The new AirPrime EM7455 module allows OEM customers to deploy solutions for LTE-A networks in North America and Europe with a single device, making it easy for them to provision and change mobile networks,” said Dan Schieler, Senior Vice President of OEM Solutions for Sierra Wireless. “On-board mobile network switching, which is unique to Sierra Wireless LTE-A modules, can help customers drive efficiency in their inventory management, manufacturing, and deployment processes.”

The EM7455 is pre-certified for European and North American networks, and is commercially available today. As previously announced, Sierra Wireless will be launching the MC7455 (PCI Express MiniCard) for North American and European markets, as well as the EM7430 (PCI Express M.2) and MC7430 (PCI Express MiniCard) for Asia-Pacific networks, in 2016.

For more information about Sierra Wireless AirPrime modules for LTE-A networks, please visit http://www.sierrawireless.com/products-and-solutions/embedded-solutions/em-and-mc-series/

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information.

“AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Qualcomm and Snapdragon are trademarks of Qualcomm Incorporated, registered in the United States and other countries. All Qualcomm Incorporated trademarks are used with permission.
Qualcomm Snapdragon X7 is a product of Qualcomm Technologies, Inc.

CONTACT:
Sierra Wireless
David Climie, 604-321-1137
IR and PR
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 6, 2016